UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, August 21st, 2012

Results for the six-month period ended on June 30th, 2012

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the six-month period ended on June 30th, 2012.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the six-month period ended on June 30th, 2012:

Consolidated net sales of AR$3,656.7 million[1] , 32.7% greater than the AR$2,755.3 million for the same period of 2011, mainly due to increases of 29.4% (AR$401.5 million) in generation, 34.3% (AR$473.4 million) in distribution, and AR$72.2 million in holding and others.

Adjusted Consolidated EBITDA[2] of AR$369.7 million, 21.0% lower than for the same period of 2011, mainly due to decreases of 50.4% (AR$21.6 million) in transmission and of 62.4% (AR$189.1 million) in distribution, which were partially offset by increases of 71.1% (AR$93.5 million) in generation and a higher gain in holding and others (AR$19.0 million).

Consolidated net loss of AR$147.8 million, compared to a net gain under IFRS of AR$132.3 million for the same period of 2011, mainly due to losses in our transmission segment (AR$10.5 million), distribution (AR$240.9 million), partially offset by a net profit in our generation segment (AR$80.1 million) and holding and others (AR$23.4 million).

Ticker: PAMP Buenos Aires Stock Exchange
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares
For further information, contact: Ricardo Torres CEO Mariano Batistella Special Projects Manager and Investor Relations Officer Tel +54-11-4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest, including PUREE proceeds and other collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

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Main Results for the Second Quarter of 2011 3:

Consolidated net sales of AR$2,046.3 million,  44.6% greater than the AR$1,415.1 million for the same period of 2011, mainly due to increases of 58.9% (AR$395.2 million) in generation, 31.1% (AR$228.8 million) in distribution, and AR$38.4 million in holding and others.

Adjusted Consolidated EBITDA of AR$95.8 million,  46.8% lower than for the same period of 2011, mainly due to decreases of 24.0% (AR$3.0 million) in transmission and of AR$134.4 million in distribution, which were partially offset by increases of 108.1% (AR$44.4 million) in generation and a higher gain in holding and others (AR$8.5 million).

Consolidated net loss of AR$100.6 million,  compared to a net loss of AR$117.5 million for the same period of 2011, mainly due to losses in our transmission segment (AR$5.3 million), distribution (AR$172.9 million), partially offset by a net profit in our generation segment (AR$32.9 million) and holding and others (AR$44.6 million).

3 The financial information presented in this document for the quarters ended on June 30, 2012 and of 2011 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the six-month periods ended on June 30, 2012 and of 2011, and the three-month periods ended on March 31, 2012 and of 2011.

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1.     Relevant Events

1.1 | Agreement Relating to the Debt Restructuring of Compañía de Inversiones en Energía S.A. (‘CIESA’) and the Partial Cancellation of the Indebtedness Incurred at the Time of the Acquisition of Such Assets

On July 13, 2012, CIESA, Pampa Energía S.A., Pampa Inversiones S.A., EPCA S.A. and Inversiones Argentina I LLC (collectively referred to as ‘PAMPA’), Petrobras Hispano Argentina S.A. and Petrobras Argentina S.A. (collectively referred to as ‘PESA’) reached an agreement by means of which they withdrew all of the respective claims between PESA and AEI (and PAMPA as assignee of a portion of such claims) in connection with the litigation entitled ‘Compañía de Inversiones de Energía S.A. v. AEI f/k/a Ashmore Energy International f/k/a Prisma Energy International Inc., AEI v. Compañía de Inversiones de Energía S.A., Petrobras Hispano Argentina S.A., Petrobras Energía S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena’ in the Courts of the State of New York, including the respective claims of damages and losses that had been filed in the year 2009 (the ‘Settlement Agreement’).

Within the context of such Settlement Agreement and as a material condition thereto, the abovementioned parties cancelled in its entirety CIESA’s unpaid debt due since 2002 (the ‘CIESA Due Debt’). As consideration for such cancellation, PAMPA received from CIESA:

(i)       The ownership over 34,133,200 ordinary Class B shares issued by Transportadora Gas del Sur S.A. (‘TGS’) representing 4.3% of the share capital and votes of TGS;

(ii)      A payment of US$87 million; and

(iii)     PAMPA was appointed as beneficiary and custodian (‘fideicomisario’ in Spanish) under the Trust Agreement dated August 29, 2005, and under which The Royal Bank of Scotland - Sucursal Argentina, acts as trustee, and holds the fiduciary property over 40% of the shares of CIESA (the ‘Shares in Trust’) and, as a consequence thereto, once the pending governmental approval is obtained, the Shares in Trust will be transferred to PAMPA in accordance with the terms of the Restructuring Agreement, as amended (the ‘Restructuring Agreement’), previously executed by CIESA and its financial creditors.

Simultaneously, PAMPA had to cancel, with the previously mentioned funds, US$70 million of the US$90 million loan granted by Citibank N.A. and Standard Bank to finance the acquisition of the abovementioned assets.

1.2 |  Suspension of Arbitration Proceedings Entitled ‘Enron/Ponderosa vs. Republic of Argentina’ Before the ICSID’s Court

On July 31, 2012, the Arbitration Tribunal of the International Centre for Settlement of Investment Disputes (‘ICSID’) ordered, pursuant to the instructions imparted in due course by Pampa (as assignee of the rights arising from the claim mentioned below) to the claimants, the suspension of the arbitration proceedings filed by Enron Creditors Recovery Corp. (formerly Enron Corp.) and Ponderosa Assets L.P. against the Republic of Argentina (Case No ICSID ARB/01/03) which originally involved a claimed amount of approximately US$167 million as of the date hereof.

The referred suspension has been requested pursuant to the commitment undertaken before the Argentine Antitrust Authority (Comisión de Defensa de la Competencia, ‘CNDC’) and the Argentine Gas Enforcement Authority (Ente Nacional Regulador del Gas, ‘Enargas’) by Compañía de Inversiones en Energía S.A. (‘CIESA’), EPCA S.A. (formerly Enron Pipeline Company Argentina S.A.), Petrobras Argentina S.A., Petrobras Hispano Argentina S.A. and Pampa, dated August 29, 2011 under the scope of the proceedings filed before both agencies as a result of the approval of the Restructuring Agreement concerning the financial debt of CIESA, executed on September 1, 2005, as amended on May 31, 2006, August 23, 2007, August 25, 2008, May 17, 2011 and July 13, 2012 (the ‘Restructuring Agreement’), which approval is currently pending the issuance of the relevant governmental consents.

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1.3 |  Central Térmica Loma de la Lata S.A. (‘CTLLL’)’s Agreement with Insurance Companies

On June 8, 2012, CTLLL reached an agreement with the insurance companies regarding the accident that took place on February 8, 2011 during the works in CTLLL’s installed capacity expansion (the ‘Accident’). The agreement was subscribed with all the insurance companies of the expansion project (La Meridional Cía. Argentina de Seguros S.A., Alliance Argentina Cía. De Seguros S.A. and Liberty Seguros Argentina S.A.) in which these insurance companies recognized a total amount of US$30.5 million payable to CTLLL as a compensation for the Accident.

CTLLL has already collected from the referred insurance companies US$13.0 million as advance payment, and to the date of today, the remaining amount of US$17.5 million was settled.

1.4 |  Repurchase of CTLLL’s Bonds Due on 2015

On July 13, 2012, pursuant of CTLLL’s compensations received from insurance companies referred on the precedent section, the Board of Directors of CTLLL decided to use the aforementioned resources in order to reduce company’s indebtedness through a tender offer for up to US$25 million in cash for its outstanding Bonds with 11.25% coupon due on 2015. The offered price was AR$470 for each US$100 nominal amount presented and accepted for its repurchase, in accordance with the offer’s terms and conditions.

The repurchase offer closing took place on July 20, 2012, for a nominal amount of US$24.3 million. On July 24, 2012, CTLLL paid AR$114.0 million, plus accrued and unpaid interests for AR$4.8 million.

1.5 |  Tariff Increase for Empresa Distribuidora de Electricidad del Norte (‘Eden’)

On July 20, 2012 through resolution N° 243/07 Eden was granted with a 9% average tariff increase, representing a 16.0% increase in the Distribution Value Added (‘DVA’). The new tariff scheme is applied since July 1, 2012.

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2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$mm)

	As of 06.30.12	As of 12.31.11
ASSETS
Property, plant and equipment	5,951.2	5,849.0
Intangible assets	1,706.0	1,683.0
Participation in joint businesses	171.7	182.1
Participation in associates	130.1	130.3
Investments at redeemed cost	4.3	5.5
Financial assets with a results changing fair value	615.8	548.2
Deferred tax assets	77.7	116.6
Inventories	-	-
Trade receivable and other credits	418.3	363.6
Total non-current assets	9,075.1	8,878.3

Inventories	80.0	60.4
Assets on construction	52.3	45.5
Trade receivable and other credits	1,508.3	1,649.2
Financial assets with a results changing fair value	77.4	70.5
Derivative financial instruments assets	2.5	1.3
Investments at redeemed cost	2.1	2.2
Cash and cash equivalents	491.4	345.1
Total current assets	2,214.1	2,174.2

Assets classified as held for sale	105.8	1,079.1

Total assets	11,395.0	12,131.6
	As of 06.30.12	As of 12.31.11
EQUITY
Share capital	1,314.3	1,314.3
Share premium	1,018.4	1,536.8
Director's options reserve	245.9	241.5
Legal reserve	-	27.4
Retained earnings	(282.6)	(680.6)
Equity attributable to owners of the parent	2,296.0	2,439.4

Non-controlling interests	799.9	969.4

Total equity	3,095.9	3,408.7

LIABILITIES
Accounts payable and other liabilities	1,671.1	1,428.3
Borrowings	2,291.0	2,447.5
Deferred revenues	192.8	157.3
Salaries and social security payable	24.5	23.6
Defined benefit plan obligations	116.2	110.4
Deferred tax liabilities	747.3	821.1
Tax payable	57.4	45.7
Provisions	79.5	70.0
Total non-current liabilities	5,179.8	5,103.9

Accounts payable and other liabilities	1,479.7	1,241.0
Borrowings	1,034.3	893.8
Salaries and social security payable	335.1	324.9
Defined benefit plan obligations	21.0	14.9
Tax payable	242.1	217.6
Derivative financial instruments	-	-
Provisions	7.1	11.4
Total current liabilities	3,119.4	2,703.5

Liabilities classified as held for sale	-	915.4

Total liabilities	8,299.1	8,722.9

Total liabilities and equity	11,395.0	12,131.6

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2.2 |  Consolidated Income Statements (AR$mm)

	1st Semester		2nd Quarter

	2012	2011	2012	2011
Sales revenue	3,656.7	2,755.3	2,046.3	1,415.1
Cost of sales	(3,315.4)	(2,383.8)	(1,927.8)	(1,286.4)
Gross profit	341.3	371.5	118.5	128.7

Selling expenses	(226.1)	(145.9)	(125.7)	(96.0)
Administrative expenses	(224.4)	(190.3)	(115.9)	(99.5)
Other operating income	153.0	84.6	97.1	17.3
Other operating expenses	(42.9)	(48.1)	(21.7)	(26.4)
Results for participation in joint businesses	(10.3)	(5.3)	(5.1)	(6.2)
Results for participation in associates	(0.2)	(1.5)	(2.3)	(1.5)
Impairment of intangible assets	(5.3)	-	(5.3)	-
Gain for acquisition of companies	-	502.0	-	1.9
Operating income	(15.0)	567.1	(60.2)	(81.7)

Financial income	67.1	48.8	46.4	32.2
Financial costs	(286.8)	(227.9)	(141.5)	(131.0)
Other financial results	(110.4)	(69.4)	(88.7)	(31.5)
Financial results, net	(330.1)	(248.4)	(183.8)	(130.3)

Profit before tax	(345.1)	318.7	(244.1)	(212.0)

Income tax and minimum expected profit tax	4.6	(99.5)	(1.0)	56.4

Net income for continuing operations	(340.5)	219.2	(245.0)	(155.5)

Discontinued operations	40.6	20.8	16.5	19.4

Total comprehensive income for the period	(299.9)	240.0	(228.5)	(136.1)

Attributable to:
Owners of the Company	(147.8)	132.3	(100.6)	(117.5)
Non-controlling interests	(152.1)	107.7	(127.9)	(18.6)

Total comprehensive income for the period attributable to the owners of the Company:
Basic income for continuing operations per share (AR$ per share)	(0.1434)	0.0848	(0.0891)	(0.1042)
Diluted income for continuing operations per share (AR$ per share)	(0.1291)	0.0755	(0.0908)	(0.1028)

Basic income for discontinued operations per share (AR$ per share)	0.0309	0.0158	0.0126	0.0148
Diluted income for discontinued operations per share (AR$ per share)	0.0285	0.0135	0.0131	0.0148

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3.     Operations’ Summary

3.1 |  Generation Segment

The following table shows the performance of Pampa’s generation segment assets:

Note: Gross Margin before amortization and depreciation.

¹ CTG includes results for Powerco. ² The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. ³ On October 11, 2011, we made an acquisition offer for Central Térmica Piquirenda and said transaction is subject to the completion of Emdersa’s spinoff.

The generation for the second quarter of 2012 was 52.9% higher than the same period of 2011, mainly due to the beginning of commercial operations of CTLLL’s combined cycle on November 2011, which jointly produced: (i) an increase in the power plant’s capacity of approximately 50% and hence, a higher dispatch priority for CTLLL in the system; (ii) the elimination of fuel restrictions because of the authorization to fire Gas Plus for generation, by means of the agreement entered into with CAMMESA under Resolution SE No. 220/2007; and (iii) the generation of the combined cycle’s steam turbines. Moreover, there was a higher thermal dispatch in CPB due to an increase in turbines availability and natural gas to fire in the area, as well as same positive effect in the generation of CTP, given that it fires Gas Plus for generation and sells electricity through a contract 220/07 signed with CAMMESA.

Said increases were partially offset by lower generation in CTG, mainly due to scheduled maintenance on the units and fuel restrictions in the area, plus a lower hydraulic input by HINISA and HIDISA that brought lower electricity dispatch.

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3.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Pampa’s distribution assets, comprised by Edenor, Eden and Emdersa (the last one included until 2Q12):

The electricity sold in the second quarter of 2012 decreased by 13.5% compared to the same period of 2011, because Emdersa’s electricity sales are no longer included in our distribution operations, being its subsidiaries in sale process (the completion of Emdersa’s spin-off is pending). The decrease in sales was partially offset by a quarterly increase of sales in Edenor (+0.3%) and Eden (2.6%). Moreover, during the second quarter of 2012 there was an increase in clients of 1.4% in Edenor and 1.5% in Eden, which was partially offset by the operating de-consolidation of 557,036 clients from Emdersa.

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4.     Analysis of the Second Quarter 2012 Results Compared to the Same Period of 2011

Consolidated net sales of AR$2,046.3 million,  44.6% greater than the AR$1,415.1 million for the same period of 2011, mainly due to increases of 58.9% (AR$395.2 million) in generation, 31.1% (AR$228.8 million) in distribution, and AR$38.4 million in holding and others.

Adjusted Consolidated EBITDA of AR$95.8,  46.8% lower than for the same period of 2011, mainly due to decreases of 24.0% (AR$3.0 million) in transmission and of AR$134.4 million in distribution, which were partially offset by increases of 108.1% (AR$44.4 million) in generation and a higher gain in holding and others (AR$8.5 million).

Consolidated net loss of AR$100.6 million,  compared to a net loss of AR$117.5 million for the same period of 2011, mainly due to losses in our transmission segment (AR$5.3 million), distribution (AR$172.9 million), partially offset by a net profit in our generation segment (AR$32.9 million) and holding and others (AR$44.6 million).

In AR$mm	2Q12			2Q11			Variation
Segment	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA

Generation	1,066.1	32.9	85.6	670.8	(27.0)	41.1	58.9%	NA	108.1%
Transmission	62.5	(5.3)	9.3	59.9	(6.2)	12.3	4.3%	-15.6%	-24.0%
Distribution	963.3	(172.9)	(5.3)	734.5	(64.6)	129.1	31.1%	167.8%	NA
Holding & Others	49.2	44.6	6.2	10.8	(19.7)	(2.3)	NA	NA	NA
Deletions	(94.7)	-	-	(60.9)	-	-	55.5%	NA	NA

Total	2,046.3	(100.6)	95.8	1,415.1	(117.5)	180.3	44.6%	-14.4%	-46.8%

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Adjusted Consolidated EBITDA Calculation

From January 1, 2012, and according to the Comisión Nacional de Valores (‘CNV’) requirements for companies in the public offering either by their capital or their bonds, Pampa Energía and certain subsidiaries financial statements are published under IFRS standards. The next table shows the calculation of the Adjusted Consolidated EBITDA:

En AR$mm	1S12	1S11	2Q12	2Q11
Consolidated operating income	(60.2)	(60.2)	(60.2)	(81.7)
Consolidated depreciations and amortizations	102.4	102.4	102.4	95.7
Consolidated EBITDA under IFRS standards	42.2	42.2	42.2	14.0

Adjustments from generation segment:
Advance collection from CTLLL insurance compensation	(134.8)	-	(102.2)	-
Adjustments from transmission segment:
Instrumental Agreement	9.2	9.8	5.1	6.2
Consolidation effects from participation in joint businesses	22.4	38.4	9.3	12.3
Operating result from transmission segment	(29.4)	(10.6)	(13.3)	(15.9)
Depreciations and amortizations from transmission segment	19.3	24.1	8.9	12.1
Results for Fourth Line Project	22.1	19.6	8.5	9.9
Results for participation in joint businesses	10.3	5.3	5.1	6.2
Adjustments from distribution segment:
PUREE penalty system	204.5	160.6	125.8	94.8
Delay charges	16.5	12.6	8.1	5.9
Gain for acquisition of companies	-	(502.0)	-	(1.9)
Discontinued operations	56.3	61.5	-	47.4
Impairment of intangible assets	5.3	-	5.3	-
Adjustments from holding and others segment:
Results for participation in associates	0.2	1.5	2.3	1.5
Other non-recurrent income	-	(64.0)	-	-

Consolidated adjusted EBITDA	369.7	467.9	95.8	180.3

Generation Segment's Adjustments:

•         CTLLL’s collection of advance payment from the insurance companies: described in Section 1.3 ‘Relevant Events’.

Transmission Segment’s Adjustments:

•         Instrumental Agreement: is the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement signed between Transener and Transba with the Secretariat of Energy and Electricity Regulator;

•         Effect of consolidation in our participation in joint businesses: As Transener is co-controlled by Pampa, under IFRS standards we consolidate our participation in its net income in a single line as operating income (‘Results from participation in joint businesses’). In order to conciliate the Transmission’s segment Adjusted EBITDA, such segment’s EBITDA plus Fourth Line Project income, which is recorded as financial results, plus the Instrumental Agreement less the segment’s net income is added to the EBITDA.

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Distribution Segment’s Adjustments:

•          PUREE Penalty System: AR$125.8 million collected in the second quarter 2012;

•          Companies acquisitions results: since the implementation of IFRS and comparison of the reporting period with the first semester of 2011, the purchases of the distributors Emdersa and Eden in March 2011 have been recorded following the method of acquisition over the basis of preliminary baseline measurements of assets and liabilities acquired. The difference between the acquisition value of net assets and the price paid was recognized as a AR$503.0 million profit in the first semester of 2011, included in ‘Gain for acquisition of companies’ in the Income Statement;

•          Discontinued operations: it corresponds to Emdersa’s EBITDA, which operating companies were put on sale in 2011 and which transactions’ closing are pending of the completion of Emdersa’s spin-off. From the second quarter of 2012, we no longer include Emdersa’s results.

Holding & Others Segment’s Adjustments:

•          Results for participation in associates: is the gain from our participation in 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’), through Enron Pipeline Company Argentina S.A. (‘EPCA’);

•          Other non-recurrent income: related to the consolidation under IFRS standards of permanent investments and other assets regarding AEI’s acquisition.

Adjusted Consolidated EBITDA, Breakdown by Segment

In AR$mm	2Q12				2Q11				Variation
Segment	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Adjusted EBITDA

Generation	154.8	33.0	(102.2)	85.6	12.9	28.2	-	41.1	108.1%
Transmission	(13.3)	8.9	13.7	9.3	(15.9)	12.1	16.1	12.3	-24.0%
Distribution	(204.2)	59.8	139.1	(5.3)	(80.4)	64.4	145.1	129.1	NA
Holding & Others	(5.7)	9.6	2.3	6.2	(7.8)	3.0	2.5	(2.3)	NA
Deletions	8.1	(8.9)	0.8	0.0	9.7	(12.1)	2.4	-	NA

Total	(60.2)	102.4	53.6	95.8	(81.6)	95.7	166.1	180.3	-46.8%

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4.1 |  Analysis of Generation Segment

	1st Semester			2nd Quarter
Generation Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	1,765.2	1,363.7	29.4%	1,066.1	670.8	58.9%
Cost of sales	(1,512.3)	(1,200.6)	26.0%	(956.2)	(613.4)	55.9%

Gross profit	252.8	163.1	55.1%	109.9	57.4	91.3%

Selling expenses	(27.0)	(11.4)	136.1%	(15.5)	(7.0)	120.9%
Administrative expenses	(66.7)	(67.3)	-0.8%	(41.1)	(35.6)	15.5%
Other operating income	136.8	0.8	NA	102.8	0.5	NA
Other operating expenses	(4.2)	(10.6)	-60.6%	(1.2)	(2.4)	-47.8%

Operating income	291.7	74.5	291.4%	154.8	12.9	NA

Finance income	34.5	23.9	44.3%	21.1	12.6	67.9%
Finance costs	(118.1)	(97.5)	21.1%	(55.4)	(54.8)	1.1%
Other financial results	(93.5)	(1.4)	NA	(93.6)	1.2	NA

Profit before tax	114.6	(0.5)	NA	26.8	(28.2)	NA

Income tax and minimum expected profit tax	(34.1)	(3.4)	NA	(5.6)	9.4	NA

Total comprehensive income for the period	80.4	(3.9)	NA	21.2	(18.8)	NA

Attributable to:
Owners of the Company	80.1	(25.0)	NA	32.9	(27.0)	NA
Non-controlling interests	0.3	21.1	-98.7%	(11.8)	8.2	NA

Adjusted EBITDA	225.1	131.6	71.1%	85.6	41.1	108.1%

•          During the second quarter of 2012, the gross profit from our generation segment increased by 91.3%, compared to the same period in 2011, mainly due to a higher generation in our thermal units (+63.3%) as a result of the beginning of commercial operations in CTLLL’s expansion and a higher dispatch of CPB and CTP, partially offset by a lower electricity generation (-24.9%) and exports (0 GWh during the second quarter of 2012 vs. 25 GWh in the same period of 2011) of CTG, plus a lower generation due to a lower water input in our hydraulic units (-11.6%).

•          From January 1, 2012, following the SE’s decision to temporarily suspend the ‘Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008- 2011 Remuneration due to Generation’ signed in November 2010, Pampa Energía and its generation subsidiaries accrued lower income for capacity and for operating and maintenance payment. We estimate that in the second quarter of 2012 we would have additionally accrued AR$33.7 million under this agreement.

•          During the second quarter of 2012, CTLLL registered the remaining balance of the compensation agreed with the insurance companies, which was recorded as other operating income. To the date of today, said balance was settled.

•          Net financial losses increased AR$86.9 million mainly due to a loss of AR$73 million for measuring at present value Cammesa’s credits, which primarily affected HINISA and HIDISA. Additionally, higher financial interests and net exchange rate difference contributed to the loss.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

4.2 |  Analysis of Transmission Segment

	1st Semester			2nd Quarter
Transmission Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	123.7	123.5	0.1%	62.5	59.9	4.3%
Cost of sales	(124.7)	(103.1)	21.0%	(61.1)	(54.8)	11.3%

Gross profit	(1.1)	20.5	NA	1.4	5.1	-71.5%

Administrative expenses	(29.1)	(22.9)	27.3%	(14.4)	(12.4)	16.2%
Other operating income	0.9	-	NA	(0.3)	(0.4)	-19.4%
Other operating expenses	(0.0)	(8.2)	-99.9%	(0.0)	(8.2)	-99.9%

Operating income	(29.4)	(10.6)	176.3%	(13.3)	(15.9)	-16.5%

Finance income	36.7	23.4	56.8%	18.7	10.5	78.0%
Finance costs	(25.9)	(20.8)	24.3%	(13.3)	(9.8)	36.3%
Other financial results	(7.3)	(7.9)	-7.1%	(4.5)	(3.2)	42.5%

Profit before tax	(25.8)	(15.9)	62.6%	(12.4)	(18.3)	-32.3%

Income tax and minimum expected profit tax	8.3	3.0	173.7%	3.9	5.0	-22.8%

Net income for continuing operations	(17.5)	(12.9)	36.4%	(8.5)	(13.3)	-35.9%

Discontinuated operations	(0.9)	-	NA	(0.5)	-	NA
Adjustment for non-controlling participation in joint businesses	8.0	7.6	5.5%	3.8	7.1	-46.2%

Total comprehensive income for the period	(10.5)	(5.3)	97.5%	(5.3)	(6.2)	-15.6%

Attributable to:
Owners of the Company	(10.5)	(5.3)	97.5%	(5.3)	(6.2)	-15.6%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	21.3	42.9	-50.4%	9.3	12.3	-24.0%

•         The second quarter of 2012 includes sales for AR$5.6 million, which corresponds to the application of Instrumental Agreements signed by SE and ENRE, for which in the same period of 2011 there was no accrued amount.

•         The operating margin of our transmission segment decreased in AR$2.6 million compared to the second quarter of 2011, mainly due to a raise in labor costs agreed with labor unions and higher operating costs.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$5.1 million for the second quarter of 2012 vs. AR$6.2 million in the same period of 2011, plus AR$8.5 million for the Fourth Line Project, previously recorded in sales and currently under IFRS standards, in the line of financial results, compared to AR$9.9 million in the same period of 2011.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

4.3 |  Analysis  of Distribution Segment

	1st Semester			2nd Quarter
Distribution Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	1,855.0	1,381.6	34.3%	963.3	734.5	31.1%
Cost of sales	(1,786.5)	(1,178.3)	51.6%	(963.6)	(668.6)	44.1%

Gross profit	68.5	203.3	-66.3%	(0.3)	65.8	NA

Selling expenses	(197.1)	(134.2)	46.9%	(108.7)	(88.7)	22.5%
Administrative expenses	(124.2)	(103.9)	19.5%	(60.4)	(53.8)	12.2%
Other operating income	8.6	11.2	-22.9%	(9.2)	9.1	NA
Other operating expenses	(37.8)	(27.5)	37.6%	(20.3)	(15.7)	29.7%
Results for participation in joint businesses	(0.0)	-	NA	(0.0)	-	NA
Impairment of intangible assets	(5.3)	-	NA	(5.3)	-	NA
Gain for acquisition of companies	-	503.0	-100.0%	-	2.9	-100.0%

Operating income	(287.4)	451.9	NA	(204.2)	(80.4)	154.0%

Finance income	36.5	31.6	15.4%	27.3	23.5	16.2%
Finance costs	(148.1)	(127.6)	16.1%	(76.4)	(73.3)	4.2%
Other financial results	(76.4)	(70.3)	8.7%	(59.2)	(31.2)	90.0%

Profit before tax	(475.4)	285.6	NA	(312.4)	(161.3)	93.7%

Income tax and minimum expected profit tax	41.6	(92.2)	NA	6.8	48.3	-85.8%

Net income for continuing operations	(433.8)	193.4	NA	(305.6)	(112.9)	170.6%

Discontinued operations	40.6	20.8	95.2%	16.5	19.4	-15.0%

Total comprehensive income for the period	(393.2)	214.2	NA	(289.1)	(93.5)	209.2%

Attributable to:
Owners of the Company	(240.9)	120.1	NA	(172.9)	(64.6)	167.8%
Non-controlling interests	(152.3)	94.1	NA	(116.1)	(28.9)	NA

Adjusted EBITDA	114.1	303.1	-62.4%	(5.3)	129.1	NA

•         During the second quarter of 2012, net sales rose by 31.1% (AR$228.8 million), mainly due to the removal of the subsidies to certain customers of Edenor and tariff increase in Eden.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by AR$135.2 million, mainly explained by a rise in labor and third party costs.

•         Net financial losses increased AR$27.3 million, mainly due to higher financial interests and net exchange rate difference.

•         The Adjusted EBITDA for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (‘PUREE’), by AR$125.8 million and late payment penalty for AR$8.1 million. Since the second quarter of 2012, Adjusted EBITDA does not include EBITDA from our subsidiary Emdersa, which operating companies are under sale process and included in ‘Discontinued Operations’ (for further information please refer to Section 4).

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

4.4 |  Analysis of Holding and Others Segment

	1st Semester			2nd Quarter
Holding and Others Segment, Consolidated (AR$mm)	2012	2011	∆ %	2012	2011	∆ %
Sales revenue	85.9	13.7	NA	49.2	10.8	NA
Cost of sales	(25.2)	(6.6)	281.9%	(14.1)	(4.4)	223.1%

Gross profit	60.7	7.1	NA	35.1	6.5	NA

Selling expenses	(2.0)	(0.3)	NA	(1.5)	(0.3)	NA
Administrative expenses	(74.2)	(20.8)	256.4%	(40.5)	(11.0)	269.8%
Other operating income	7.6	72.6	-89.6%	3.6	7.8	-53.7%
Other operating expenses	(0.9)	(10.0)	-91.0%	(0.1)	(8.4)	-98.7%
Results for participation in associates	(0.2)	(1.5)	-87.2%	(2.3)	(1.5)	52.9%
Gain for acquisition of companies	-	(1.0)	-100.0%	-	(1.0)	-100.0%

Operating income	(9.0)	46.1	NA	(5.7)	(7.8)	-27.8%

Finance income	0.4	0.6	-27.4%	0.2	0.5	-51.7%
Finance costs	(24.9)	(10.2)	143.8%	(12.0)	(7.5)	61.1%
Other financial results	59.5	2.3	NA	64.1	(1.5)	NA

Profit before tax	26.1	38.8	-32.9%	46.7	(16.3)	NA

Income tax and minimum expected profit tax	(2.7)	(3.9)	-31.3%	(2.1)	(1.3)	55.9%

Total comprehensive income for the period	23.4	35.0	-33.0%	44.6	(17.6)	NA

Attributable to:
Owners of the Company	23.4	42.6	-45.0%	44.6	(19.7)	NA
Non-controlling interests	-	(7.6)	-100.0%	-	2.2	-100.0%

Adjusted EBITDA	9.3	(9.7)	NA	6.2	(2.3)	NA

•         During the second quarter of 2012, net sales increases mainly correspond to gas and oil sales related to our subsidiary Petrolera Pampa (AR$11.7 million) and from the merger of Pampa Energía with Pampa Generación.

•         The costs of sales had a AR$9.7 million rise mainly as a result of: (i) higher amortizations of certain productive wells for AR$4.3 million; and (ii) higher gas lifting costs and royalties associated with a larger production of gas (AR$2.4 million), all related to Petrolera Pampa.

•         Administrative costs increased by AR$29.6 million, due to the reallocation of Pampa Generación’s costs (which was under the generation segment) to Pampa Energía, by the merger implemented in December 2011.

•         The gain of AR$2.3 million in results from participation in associates comes from our direct participation in EPCA, holding 10% of CIESA. The Adjusted EBITDA does not include the earning for our participation in EPCA.

•         The net financial results registered a AR$52.4 million gain during this quarter compared to a loss of AR$8.4 million in the same period of 2011, mainly explained by a gain of AR$67.6 million resulting from the revaluation of CIESA’s debt (for further information please refer to section 1.1).

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	15

4.5 |  Semester’s Analysis by Subsidiary (AR$mm)

	1st Semester 2012				1st Semester 2011
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]

Generation Segment
Diamante	56.0%	11.2	(18.1)	4.0	56.0%	16.4	(17.5)	7.6
Los Nihuiles	47.0%	24.9	(7.0)	(3.6)	47.0%	30.0	(29.9)	13.3
CPB	100.0%	(10.3)	90.7	(9.4)	100.0%	30.8	318.2	(5.1)
CTG	92.3%	35.9	199.9	2.8	92.3%	59.4	222.3	18.5
CTLLL[1]	100.0%	159.7	936.6	79.3	100.0%	(0.1)	974.5	(32.8)
CTP	78.4%	10.0	106.9	0.1	0.0%	-	-	-
Other companies & deletions[4]		(6.4)	(180.0)	7.0		(5.0)	(141.0)	(26.5)
Total Generation		225.1	1,129.0	80.1		131.6	1,326.5	(25.0)

Transmission Segment
Transener	26.3%	40.1	575.0	(32.5)	26.3%	99.0	510.4	(2.7)
Consolidation adjustment 50%		(20.1)	(287.5)	16.2		(49.5)	(255.2)	1.4
Adjustments & deletions[4]		1.2	(20.1)	5.7		(6.6)	(40.9)	(4.0)
Total Transmission		21.3	267.4	(10.5)		42.9	214.3	(5.3)

Distribution Segment
Edenor[1]	55.4%	2.5	975.4	(389.2)	55.4%	182.4	1,243.9	(301.0)
Emdersa[3]	24.8%	56.3	-	-	43.4%	61.5	316.4	13.1
Eden[3]	49.9%	49.0	57.2	11.2	49.8%	53.1	29.3	21.7
EASA[1]	100.0%	12.2	434.5	(41.3)	100.0%	6.4	408.5	58.1
Adjustments & deletions[4]		(5.9)	(388.4)	178.5		(0.3)	(648.3)	328.2
Total Distribution		114.1	1,078.8	(240.9)		303.1	1,349.7	120.1

Holding & Others Segment
Petrolera Pampa	100.0%	16.5	127.6	(3.6)	100.0%	2.2	47.9	(0.2)
Other companies & deletions[4]		(7.3)	419.0	27.0		(11.9)	287.7	42.8
Total Holding & Others		9.3	546.5	23.4		(9.7)	335.6	42.6

Deletions		-	(267.4)	-		-	-	-
Total Consolidated Amounts		369.7	2,754.3	(147.8)		467.9	3,226.2	132.3

Total Adjusted by Ownership		271.2	2,289.0	(147.8)		278.8	2,513.5	132.3

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 The results for Emdersa and Eden only are included from March of 2011, month in which they were acquired by Edenor. The operating companies of Emdersa are under process of sale, completion of spin-off is pending. Thus, the Balance Sheet of Emdersa is not consolidated in Pampa’s Balance Sheet and under IFRS standards the results are shown as ‘Discontinued operations’. Since 2Q12, Adjusted EBITDA does not include Emdersa’s results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	16

4.6 |  Quarterly Analysis by Subsidiary (AR$mm) 5]

	2nd Quarter 2012				2nd Quarter 2011
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	(0.3)	(18.1)	(1.0)	56.0%	2.5	(17.5)	(2.3)
Los Nihuiles	47.0%	6.9	(7.0)	(11.1)	47.0%	11.6	(29.9)	(0.4)
CPB	100.0%	(15.8)	90.7	(9.0)	100.0%	6.8	318.2	(13.9)
CTG	92.3%	10.6	199.9	(0.2)	92.3%	26.1	222.3	5.8
CTLLL[1]	100.0%	77.2	936.6	51.4	100.0%	(6.0)	974.5	(18.1)
CTP	78.4%	5.1	106.9	(0.3)	0.0%	-	-	-
Other Companies & Deletions[4]		1.8	(180.0)	3.1		0.2	(141.0)	1.8
Total Generation		85.6	1,129.0	32.9		41.1	1,326.5	(27.0)

Transmission Segment
Transener	26.3%	19.5	575.0	(15.9)	26.3%	36.4	510.4	(2.3)
Consolidation adjustment 50%		(9.7)	(287.5)	7.9		(18.2)	(255.2)	1.2
Adjustments & Deletions[4]		(0.4)	(20.1)	2.7		(5.9)	(40.9)	(5.1)
Total Transmission		9.3	267.4	(5.3)		12.3	214.3	(6.2)

Distribution Segment
Edenor[1]	55.4%	(21.9)	975.4	(262.5)	55.4%	40.2	1,243.9	(113.4)
Emdersa[3]	24.8%	-	-	-	42.9%	47.4	316.4	13.7
Eden[3]	49.9%	13.7	57.2	0.8	49.9%	38.7	29.3	21.6
EASA[1]	100.0%	5.6	434.5	(27.7)	100.0%	6.4	408.5	87.5
Adjustments & Deletions[4]		(2.6)	(388.4)	116.5		(3.6)	(648.3)	(74.0)
Total Distribution		(5.3)	1,078.8	(172.9)		129.1	1,349.7	(64.6)

Holding & Others Segment
Petrolera Pampa	100.0%	6.6	127.6	(3.0)	100.0%	3.8	47.9	1.6
Other Companies & Deletions[4]		(0.4)	419.0	47.6		(6.1)	287.7	(21.3)
Total Holding & Others		6.2	546.5	44.6		(2.3)	335.6	(19.7)

Deletions		0.0	(267.4)	-		0.0	-	-
Total Consolidated Amounts		95.8	2,754.3	(100.6)		180.3	3,226.2	(117.5)

Total Adjusted by Ownership		90.3	2,289.0	(100.6)		104.1	2,513.5	(117.5)

1Non - consolidated amounts. 2 Net debt includes holding companies. 3 The operating companies of Emdersa are under process of sale, completion of spin-off is pending. Thus, the Balance Sheet of Emdersa is not consolidated in Pampa’s Balance Sheet and under IFRS standards the results are shown as ‘Discontinued operations’. Since 2Q12, Adjusted EBITDA does not include Emdersa’s results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of its debt as it is not consolidated according to IFRS standards. The deletions in net income mainly correspond to minority interests. 5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	17

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s second quarter 2012 results on Wednesday, August 22, 2012 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of Pampa and Chairman of Edenor, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0800-444-2930 in Argentina, (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

Besides the access to the audio file in the website, a replay of the Conference Call through telephone is available, dialing (877) 344-7529 in the United States or +1 (412) 317-0088 from any other country. The conference’s identification code is 10016429. This material will be available one hour after the finalization of the Conference Call and until September 1, 2012.

You may find additional information on the Company at:

www.pampaenergia.com/ir

www.cnv.org.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 21, 2012

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.